Exhibit 4.7 Summary of Employment Arrangements between Schering AG and Mr. Lutz Lingnau

Summary of Employment Arrangements

between Schering Aktiengesellschaft

and Lutz Lingnau

This English-language summary of the material terms of the employment arrangements between Schering Aktiengesellschaft (the "Company") and Lutz Lingnau, Member of the Executive Board of the Company, is based on the terms of certain German language letter agreements between the Company and Mr. Lingnau.

Term: Mr. Lingnau was elected as Member of the Executive Board of the Company as of January 1, 2001. His current term has expired on December 31, 2005. The term of the employment arrangements described herein is concurrent with Mr. Lingnau’s term.

Compensation: The aggregate remuneration of Mr. Lingnau for 2005 is comprised of the following three elements:

Fixed Compensation:	EUR	540.000,00
Variable Compensation:	EUR	1.624.400,00	(determined by reference to earnings per share (EPS) exceeding the threshold value of EUR 0,636 per share)

Stock-Based Compensation:

Stock options granted: € 50.450,00

Retirement: The Company will make a monthly pension contribution equal to 3 times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.

	Others	Euro
	Berlin/New Jersey cost of living	91.827,00
	Second housing Berlin	55.008,00

	Company Anniversary Payment	180.000,00
	Workers Comp	329,13
	Social Security (USA)	4.507,27
	Medicare (USA)	35.590,90

	Insurance (KUV)	890,88
	Flight Tickets	788,60

Car	(USA)	13.967,75
	(Germany)	2.872,43
		16.840,18